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                             February 5, 2024

       Sun Lei
       Chief Executive Officer
       JX Luxventure Ltd.
       Bin Hai Da Dao No. 270
       Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou
       Xiu Ying District
       Haikou City, Hainan Province 570100
       People   s Republic of China

                                                        Re: JX Luxventure Ltd
                                                            Form 20-F for
Fiscal Year Ended December 31, 2022
                                                            Filed May 12, 2023
                                                            Amendment No. 4 to
Form 20-F for Fiscal Year Ended December 31, 2022
                                                            Filed January 17,
2024
                                                            File No.001-35715

       Dear Sun Lei:

              We have reviewed your January 17, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 2, 2024 letter.

       Amendment No. 4 to Form 20-F for Fiscal Year Ended December 31, 2022

       Critical Accounting Policies
       Revenue Recognition
       Revenue from reselling of airline ticket, page 81

   1. We note you recognize revenue at a point in time, once the air-tickets are issued to passengers. We also
note that your return and replacement guarantees are valid up until the point of departure.
Please tell us why you believe revenue should be recognized at the
 Sun Lei
FirstName LastNameSun Lei
JX Luxventure Ltd.
Comapany5,NameJX
February   2024 Luxventure Ltd.
February
Page 2 5, 2024 Page 2
FirstName LastName
         time the air-tickets are issued as opposed to the point of departure. Specifically address:
             How you considered the return and replacement guarantees as separate performance obligations under IFRS 15.
             How you considered whether the transactions should be considered a sale with a right of return under IFRS 15 B22-27.
             Specifically address how you considered the need to estimate a liability for losses on returns as described in paragraph B25 of IFRS 15.
             If you consider this a sale with right of return, please tell us how your current accounting is in accordance with paragraph B21 of IFRS 15. Specifically address why you have not estimated the liability associated with returned air-tickets at the time of recognition under your current policy.
             Please tell us in your response the range and average length of time between ticket issuance and departure date.
Notes to Consolidated Financial Statements
9. Cost of Revenues, page F-29

2. We note your response to our previous comment 5. Please revise your tabular presentation of cost of revenues to separately present the net impact to cost of revenues of value of returned tickets not refunded to you by the airlines. In this regard, the revised table should show the $965,000 and $917,000 separately from the line item, "Outsourced service cost."
3. As a related matter, please provide to us in your response a table showing the calculation of the net charge to cost of revenues related to airline ticket returns for each period an income statement is presented. Specifically, this table should detail gross value of airline tickets refunded to customers, gross value received by you from airlines for airline tickets returned, and the resulting net value included in cost of revenue.
19. Loss Per Share, page F-33

4. As requested in our previous comment 13, please revise disclosures throughout your filing to retrospectively restate the number of shares to reflect the reverse split. Refer to the guidance in SAB Topic 4C and FASB ASC 505-10-S99-5. Specifically, the calculation of basic and diluted weighted average shares outstanding presented in this table does not reflect the 1:10 reverse stock split that occurred on April 26, 2023. Sun Lei
JX Luxventure Ltd.
February 5, 2024
Page 3

       Please contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact
Rucha Pandit at 202-551-6022 or Mara Ransom at 202-551-3264 with any other questions.



FirstName LastNameSun Lei                                Sincerely,
Comapany NameJX Luxventure Ltd.
                                                         Division of
Corporation Finance
February 5, 2024 Page 3                                  Office of Trade &
Services
FirstName LastName